SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 5, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2003

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press releases of November 19, 2003
***************
SCOR Group appointements

•	Henry Klecan Jr. has been appointed President & CEO of SCOR US
Henry Klecan Jr. has been appointed President and Chief Executive Officer of SCOR US during the Board of Directors’ Meeting held on November 18, 2003.
Henry Klecan Jr. has been President and Chief Executive Officer of SCOR CANADA since July 2000, a position that he will continue to maintain. Henry Klecan Jr., 52, holds a B.A. in philosophy from Sir George Williams University and a law degree from University of Montreal. He is a member of the Quebec Law Society and has been active in the insurance industry for over 20 years in various senior executive positions.
From 1999 to 2000 Henry Klecan Jr. was Vice President Principal of Citadel Assurance Company.
From 1989 to 1998 he was Vice President Principal and co-founder of London Guarantee Insurance Company.
Prior to 1989, Henry Klecan Jr. held executive positions in Canada’s leading specialty lines insurance companies and insurance brokerage operations.
Jérôme Faure, the current President and Chief Executive Officer of SCOR US and Managing Director of the Non-Life Treaties Division, has decided to leave the SCOR Group at the end of this year.
Henry Klecan’s assignment is to continue restoring the profitability of the US business, while restructuring the old portfolio.

•	Christophe Le Bars has been appointed SCOR Group Senior Vice-President - Human Resources
Christophe Le Bars, 37, has a Master’s Degree in Law and a Master’s Degree in Human Resources Management. Christophe Le Bars has joined SCOR Group as Senior Vice-President,in charge of Human Resources Department.

SCOR contests Fitch’s decision

SCOR has taken note with astonishment of Fitch’s decision to lower the financial strength rating of the Group to BB+.

SCOR formally contests Fitch’s decision to issue such an opinion with less than two weeks remaining for its capital increase, the principle of which was unanimously approved by the Company’s Board of Directors and which already has firm shareholder commitments for more than 50% of the issue. In addition, SCOR has not obtained any coherent justification from Fitch as to the basis for such a rating. As a result, SCOR considers that Fitch’s decision is unfounded, ill-timed and causes serious damage to the Company.

The two main arguments used by Fitch would seem to be the risk of subsequent reprovisioning needs in the accounts of the US and Bermudan subsidiaries of SCOR as well as erosion in its business position with clients.

SCOR’s comments are as follows :

SCOR has defined the reprovisioning level of SCOR US and CRP as a function of the work done by independent and world-class actuaries fixing a “best estimates” for the reserves; the very principle of these reserves for future charges sets as its objective the ability to cover potential adverse risk development. SCOR therefore cannot, unless it calls into question the quality of the work of the independent actuaries — some of the most highly recognized in the profession — consider Fitch’s line of reasoning well-founded. SCOR also reiterates that the bulk of these additional reserves concerns business lines which have been clearly identified, which were underwritten between 1997 and 2001 and which the Group has stopped underwriting. In fixing today its judgment of the necessary reserves above the estimates of the independent actuaries, Fitch would want to impose on SCOR a level of reserving which does not correspond to market practice; this measure is therefore discriminatory and unacceptable.

Fitch also asserts that SCOR’s business outlook for 2004 has been seriously degraded by the Group’s recent quarterly results announcement. That is not SCOR’s current experience since it is witnessing the loyalty of its clients in a large number of countries. These clients are especially basing their confidence on the success of the upcoming capital increase. In addition, SCOR confirms the redirection of its underwriting implemented in 2002 with a total focus on profitability; the positive results of the 2002 and 2003 underwriting years demonstrate the relevance of this new direction for the 2004 underwriting year.

The capital increase of EUR 600 million will provide SCOR with a level of equity substantially greater than that with which the company began the year. An increased selectivity in underwriting since the end of 2002 as well as the adjustment in the overall volume of underwriting will give SCOR a high degree of solvency in the wake of this capital increase. SCOR can therefore legitimately question Fitch’s capital adequacy model as well as the underlying assumptions which Fitch has used and which were not communicated to SCOR despite the request that it do so.

Strengthened by the confidence of its clients, by the support of its shareholders and by the quality of its team, the SCOR Group is confident in its ability to manage the current challenges resulting from the reprovisioning on past underwriting in the US market.

Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.